SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)

                 MEDIOBANCA-Banca di Credito Finanziario S.p.A.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    001200879
                                 (CUSIP Number)


                                December 31, 2009
              Date of Event Which Requires Filing of this Statement


                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

1) Name of Reporting Person: UniCredit S.p.A.


2)    Check the Appropriate Box      (a)
      of A Member of  Group
      (See Instructions)              (b)

3)    SEC Use Only

4)    Citizenship of Place of
      Organization                                Italy

         Number of                               (5)Sole Voting
         Shares                                   Power          0
         Beneficially Owned
         by Each Reporting
         Person With                             (6)Shared Voting
                                                    Power           74,618,174
                                                    [See Item 4 below.]

                                                 (7)Sole Disposi-
                                                     tive Power    0


                                                 (8)Shared Disposi-
                                                    tive Power       74,618,174
                                                    [See Item 4 below.]

9)    Aggregate Amount Beneficially     74,618,174
      Owned by Each                   [See Item 4 below.]
      Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)   Percent of Class Represented
      By Amount in Row 9.                     8.7%

12)   Type of Reporting
      Person (See Instructions)               FI

Item 1(a)         Name of Issuer.

                           MEDIOBANCA-Banca di Credito Finanziario S.p.A.


Item 1(b)         Address of Issuer's Principal Executive Offices:

                  PIAZETTA ENRICO CUCCIA 1
                  20121 Milan, Italy
                  United States

Item 2(a)         Name of Person Filing:

                  UniCredit S.p.A.

Item 2(b)  Address of Principal Business Office:

           Piazza Cordusio 2
           20123 Milan, Italy

Item 2(c)  Citizenship:

           UniCredit S.p.A is organized under the laws of Italy.

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  Cusip Number:

           001200879

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

         Inapplicable.

Item 4.  Ownership.

(a) Amount Beneficially Owned: 74,618,174**

(b) Percent of Class: 8.7%


(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote 0

         (ii) shared power to vote or to direct vote 74,618,174**

         (iii) sole power to dispose or to direct disposition of 0

         (iv) shared power to dispose or to direct disposition 74,618,174**

**Shares reported on this Schedule 13G (the Shares) are owned by (i)collective investment vehicles (Funds) advised by UniCredit S.p.A.and (ii) Funds advised by other advisors that are direct or indirect wholly-owned subsidiaries of
UniCredit S.p.A. (Additional UniCredit Subsidiaries). In their roles as investment manager or adviser to the Funds, UniCredit S.p.A. and the Additional UniCredit Subsidiaries possess investment and/or voting control over the Shares.

UniCredit S.p.A. and the Additional UniCredit Subsidiaries disclaim beneficial ownership of the Shares except to the extent or their respective pecuniary interests therein, if any. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities that may be deemed to be beneficially owned by the Reporting Persons. This filing does not reflect securities, if any, beneficially owned by (i) Pioneer Global Asset Management S.p.A. ("PGAM"), a wholly owned subsidiary of UniCredit which is disaggregated from the Reporting Persons in accordance with the Release, or (ii) any other subsidiaries of PGAM, which are similarly disaggregated from UniCredit.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of MEDIOBANCA-Banca di Credito Finanziario S.p.A. The interest of one person, UniCredit S.p.A, in the common stock of MEDIOBANCA-Banca di Credito Finanziario S.p.A amounted to 74,531,792 shares or 8.7% of the total outstanding Common Stock at December 31, 2009.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         See Item 4.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below UniCredit S.p.A. certifies that to the best of its knowledge and belief, the foreign regulatory scheme applicable to it as the holding company of a Banking Group that is regulated by the Bank of Italy and Commissione Nazionale per le Societa`e la Borsa (CONSOB), is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). UniCredit S.p.A. also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Date: February 16, 2010

               UniCredit S.p.A




             By: /s/ Paolo Fiorentino
             Name:   Paolo Fiorentino
             Title:  Deputy CEO; Head of Global Banking Services Division





              By: /s/ Sergio Ermotti
              Name:   Sergio Ermotti
              Title:  Deputy CEO; Head of Corporate Investment Banking, Private
                      Banking, and Strategic Business Area

                                     EXHIBIT

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of MEDIOBANCA-Banca di Credito Finanziario S.p.A. and further agree to the filing of this agreement as an Exhibit thereto. Each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: February 16, 2010

UniCredit S.p.A





               By: /s/ Paolo Fiorentino
               Name:   Paolo Fiorentino
               Title:  Deputy CEO; Head of Global Banking Services Division




              By: /s/ Sergio Ermotti
              Name:   Sergio Ermotti
              Title:  Deputy CEO; Head of Corporate Investment Banking, Private
                       Banking, and Strategic Business Area